C. Thomas Hopkins T: +1 310 883 6417 thopkins@cooley.com	By EDGAR

April 20, 2021

Cara Wirth

Erin Jaskot

Aamira Chaudhry

Theresa Brillant

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Honest Company, Inc.

Registration Statement on Form S-1

Filed April 9, 2021

File No. 333-255150

Dear Mses. Wirth, Jaskot, Chaudhry and Brillant:

On behalf of The Honest Company, Inc. (the “Company”), we are submitting this supplemental letter in further response to comment #23 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 26, 2021 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 originally submitted to the Commission on January 29, 2021, and subsequently filed with the Commission on April 9, 2021 (the “Registration Statement”) and amended on April 19, 2021 ( “Amendment No. 1”) for the purpose of filing certain exhibits.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Exhibits

23.

We note that one of your customers accounts for 58% of your total accounts receivable and 26% of the total revenue for the year ended December 31, 2019. We note that another customer accounts for 14% of your total revenue for the year ended December 31, 2019. We also note that you currently buy all of your diapers from one supplier and substantially all of your wipes from one supplier. Please disclose these customers and suppliers and the material terms of your agreements with them and file the agreements as exhibits to your registration statement. In the alternative, please explain why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and, after further review, advises the Staff that the Company does not believe that it is required to file the agreements with either of the customers referenced in the Staff’s comment (Target and Amazon).

Cooley LLP    1333 2nd Street    Suite 400    Santa Monica, CA    90401

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April 20, 2021

Page Two

The Company acknowledges that Target and Amazon accounted for approximately 23% and 22%, respectively, of the Company’s revenue in 2020. However, the Company’s vendor agreements with each of Target and Amazon were entered into in the ordinary course of business conducted by the Company and the Company does not believe it is substantially dependent on either of these agreements under Item 601(b)(10)(ii) of Regulation S-K. The Company sells products to each of Target and Amazon under each of their standard vendor agreements. The Company’s agreements with Target and Amazon do not include a term or duration, and sales under each agreement are generally made on a purchase order basis (with no spend or purchase commitments). The Company’s agreement with Amazon provides that either party may terminate the agreement with 60 days’ prior written notice, provided that the Company is required to fulfill any purchase orders that it accepts before the effective date of termination. The Company’s agreement with Target does not include any termination provisions. The Company advises the Staff that these terms are disclosed on page 24 of the Registration Statement and that none of the other terms in its agreements with Target and Amazon are material. Accordingly, the Company believes that the agreements themselves are not material, and that the material information regarding these relationships is adequately described throughout the Registration Statement.

For purposes of Item 601(b)(10)(ii)(B) of Regulation S-K, the Company believes the word “dependent” must be afforded substantive meaning. To be “dependent” on something is to have no other reasonable recourse. The Company has a balanced omnichannel presence across both its Digital and Retail channels, for which it generated 55% and 45% of its revenue in 2020, respectively. The Company’s Digital channel is comprised of both third-party pureplay ecommerce sites and the Company’s flagship digital platform, Honest.com, and its Retail channel is comprised of traditional brick and mortar retailers and their websites. The Company’s products can be found in approximately 32,000 retail locations across the United States, Canada and Europe. This omnichannel business model allows the Company to remain agnostic with respect to the channel and retailer where consumers purchase its products. If the Company’s relationship with either Target or Amazon were to terminate, the Company believes its consumers, which have deep affinity and loyalty to the Company, would purchase the Company’s products elsewhere, including the Company’s own digital platform, Honest.com. In addition, if Target or Amazon were to terminate their vendor agreements with the Company, the Company would be free to sell on Target.com or Amazon as a third-party seller. The Company believes that filing any of its customer agreements as an exhibit to the Registration Statement could potentially suggest an ongoing dependency that may not be accurate or reflective of the Company’s ongoing business. Accordingly, the Company advises the Staff that the Company has removed its customer agreements from the exhibits to the Registration Statement in Amendment No. 1.

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Please contact me at (310) 883-6417, Nicole Brookshire at (212) 479-6157, Siana Lowrey at (415) 693-2150 or Sara Semnani at (310) 883-6467 with any questions or further comments regarding our response to the Staff’s comment.

Cooley LLP    1333 2nd Street    Suite 400    Santa Monica, CA    90401

t: (310) 883-6400 f: (310) 883-6500 cooley.com

April 20, 2021

Page Three

Sincerely,

/s/ C. Thomas Hopkins

C. Thomas Hopkins

cc:	Nikolaos Vlahos, Chief Executive Officer, The Honest Company, Inc.

Kelly Kennedy, Chief Financial Officer, The Honest Company, Inc.

Brendan Sheehey, General Counsel, The Honest Company, Inc.

Nicole Brookshire, Cooley LLP

Siana Lowrey, Cooley LLP

Sara Semnani, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Cooley LLP    1333 2nd Street    Suite 400    Santa Monica, CA    90401

t: (310) 883-6400 f: (310) 883-6500 cooley.com